FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June 2006

                                  DRYSHIPS INC.

                               80 Kifissias Avenue
                        Amaroussion 15125, Athens Greece
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included in this Report on Form 6-K as Exhibit 1 is the operating report of DryShips Inc. (the "Company") for the quarter ended March 31, 2006.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 filed on May 3, 2006 (Registration No. 333-133482).

                                                                Exhibit 1
                                                                ---------

                                  DRYSHIPS INC.


First Quarter 2006 Financial Results

For the first quarter ended March 31, 2006, Net Revenues (Voyage revenues less voyage expenses) amounted to $ 50.8 million as compared to $27.4 million for the first quarter ended March 31, 2005 and Operating Income was $ 24.1 million as compared to $19.6 million as of March 31, 2005. Net Income for the first quarter of 2006 was $18.1 million as compared to $19.1 million in the quarter ended March 31, 2005 and Earnings Per Share (EPS) calculated on 30,350,000 weighted average basic and diluted shares outstanding were $0.60 as compared to $0.80 in the quarter ended March 31, 2005 calculated on 23,871,667 weighted average basic and diluted shares outstanding. EBITDA(1) for the first quarter of 2006 was $37.0 million as compared to $22.9 million in the quarter ended March 31, 2005.

An average of 27 vessels were owned and operated during the first quarter of 2006, earning an average Time Charter Equivalent, or TCE, rate of $21,325 per day as compared to an average of 8.6 vessels owned and operated during the first quarter of 2005 earning an average TCE rate of $35,453 per day.

New Credit Facility

On March 22, 2006 DryShips accepted a new credit facility with HSH Nordbank acting as Lead Arranger and Agent while HSH Nordbank and Bank of Scotland acted as joint underwriters.

The new facility provides for an amount of up to $624.5 million in total of which $553.3 million is to be used for the purpose of refinancing existing indebtedness with a term of 10 years maturing in May 2016 and up to $71.25 million for the acquisition of new vessels.

On April 5, 2006, the Company drew down $553.3 million for the refinancing of existing debt together with the financing for the Hille Oldendorff.

Total principal repayments under the new facility are $36.0 million for the remainder (9 months) of 2006, followed by $55.5 million in 2007, $49.0 million in 2008, $45.5 million in 2009 and $42.0 million in 2010 thru 2015 and $115.3 million in 2016.

Capitalization

Debt to total capitalization (debt, net of deferred financing fees and stockholders' equity) at March 31, 2006 was 57.88% and net debt (total debt less cash and cash equivalents and restricted cash) to total capitalization was 56.48%.

As of May 31, 2006 the Company had a total liquidity of approximately $84.45 million consisting of $39.7 million in cash and cash equivalents (including restricted cash) and an undrawn balance of $44.75 million available under the new credit facility.

------------------
(1) Please see below for a reconciliation of EBITDA to Net cash provided by Operating activities.

Fleet Expansion

During the first quarter of 2006, DryShips announced two accretive acquisitions that expanded the fleet to a total of 29 vessels with a total carrying capacity of approximately 2.4 million dwt, while at the same time enhancing the predictability and stability of the Company's earnings as both vessels were acquired with period employment.

In March 2006, DryShips exercised its purchase option for the Hille Oldendorff, a 2005 built, 55,566 dwt, handymax drybulk carrier, which was delivered on April 19, 2006. The vessel was purchased for a total price of $40.76 million with a bareboat charter attached at $19,745 per day, net of commissions, until March 2007. The seller was an affiliated company of DryShips that acquired the vessel in late October 2005 from an unaffiliated company. The vessel was partly financed by a short-term unsecured fully subordinated loan provided by an affiliated company for an amount of $3.25 million that carries a fixed interest rate of 6.55% p.a. until not later than March 2007.

In April, 2006, DryShips entered into an agreement to acquire the Maganari, a 2001 built second-hand 75,941 dwt Panamax drybulk carrier, which was delivered on May 15, 2006. The vessel was purchased for a total price of $35.4 million with a time charter attached at a daily rate of $29,000 until February 2007 and thereafter at a daily rate of $18,400 until February 2008. The seller was an unaffiliated company. The vessel was partly financed with a $8.84 million short term unsecured fully subordinated bridge loan provided by an affiliated company that carries an interest rate of $100,000 per month pro-rata until December 31, 2006.

Dividend Payment

In April 2006, DryShips declared and paid its quarterly dividend of $0.20 per common share. This was the fourth consecutive dividend payment since the Company went public in 2005. Since that time, DryShips has paid a total of $0.80 per share in dividends.

Fleet Data

(Dollars in thousands, except per share data
and Average Daily Results - unaudited)          3 Months Ended   3 Months Ended
                                                March 31, 2006   March 31, 2005
                                                ---------------  ---------------
Average number of vessels (1)                      27.00              8.6
Total voyage days for fleet (2)                    2,381              774
Total calendar days for fleet (3)                  2,430              774
Fleet Ultilization (4)                             98.0%           100.0%
Time charter equivalent (5)                       21,325           35,453
Capesize                                          33,768           74,244
Panamax                                           19,698           30,927
Handymax                                          15,063           15,288
Vessel operating expenses (6)                      4,330            5,120
Management fees                                      594              709
General and administrative expenses (7)              402              938
Total vessel operating expenses (8)                5,326            6,767

-------------------
(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire days associated with major repairs, drydockings or special or intermediate surveys.

(3) Calendar days are the total days the vessels were in our possession for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(8) Total vessel operating expenses, or TVOE is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.


Fleet Employment

We actively and strategically employ our vessels in the spot charter market (under charters that generally last for periods of 10 days to four months), under period time charters (which can last up to several years) and in drybulk carrier pools.

Total TCE revenue increased during the first quarter of 2006 compared to the first quarter of 2005, primarily as a result of an increase in the average number of vessels operated, from an average of 8.6 vessels in the first quarter of 2005 to 27 vessels in the first quarter of 2006 offset by a decline in the average daily TCE rate from $35,453 in the first quarter of 2005 to $21,325 in the first quarter of 2006.

Vessel operating expenses increased to $10.5 million for the first quarter of 2006 compared to $4.0 million for the first quarter of 2005. The increase is attributable to the increase in the number of vessels operated from an average of 8.6 vessels for the first quarter of 2005 to 27 vessels for the first quarter of 2006, offset by a lower daily vessel operating expenses decreasing from $5,194 per day for the first quarter of 2005 to $4,330 per day for the first quarter of 2006. This decrease is primarily a result of a younger fleet and no deliveries in the first quarter of 2006, whereas 11 vessels were delivered to the Company during the first quarter of 2005. Generally the delivery of vessels entails additional associated costs.

Depreciation and amortization increased to $13.8 million in the first quarter of 2006 compared to $2.5 million in the first quarter of 2005. This was a direct result of the increase in the Company's fleet from an average of 8.6 vessels in the first quarter of 2005 to an average of 27 vessels in the first quarter of 2006.

Management fees increased to $1.4 million in the first quarter of 2006 compared to $0.5 million in the first quarter of 2005 as a direct result of the increase in the number of fleet calendar days from 774 in the first quarter of 2005 to 2,430 in the first quarter of 2006 due to the growth of the fleet.

General and administrative expense increased marginally from $0.7 million in the first quarter of 2005 to $1.0 million in the first quarter of 2006.

DryShips Inc. Fleet

As at March 31, 2006, our fleet consisted of 27 vessels.

During the three month period ended March 31, 2006, the Company operated the following types of vessels:

                                          Capesize     Panamax     Handymax      Total
                                          --------     --------    --------     -------
Average number of vessels during period      4.00        21.00         2.00       27.00
Number of vessels at end of period           4.00        21.00         2.00       27.00
Dwt at end of period                      657,256    1,512,456       94,503   2,264,215
DWT as percentage of total fleet           29.03%       66.80%        4.17%     100.00%
Average age at end of period                10.50        11.81         8.00       11.33

Financial Statements

The following are DryShips Inc.'s Unaudited Condensed Income Statements for the three-month periods ended March 31, 2006 and March 31, 2005:

(Dollars in thousands, except per share data and        3 Months Ended    3 Months Ended
Average Daily Results - unaudited)                      March 31, 2006    March 31, 2005
----------------------------------                      --------------    --------------
                                                           Unaudited        Unaudited
INCOME STATEMENT DATA
Voyage revenues                                             $54,809          $29,449
Voyage expenses                                               4,033            2,008

Vessels operating expenses                                   10,522            3,963
Depreciation and amortization                                13,766            2,536
Management fees                                               1,444              549
Foreign currency losses                                           0               32
General and administrative                                      979              726

Operating Income                                             24,065           19,635

Interest and finance costs, net                              (6,104)            (522)
Other, net                                                      102               (3)

NET INCOME                                                  $18,063          $19,110

Basic and fully diluted earnings per share                    $0.60            $0.80
Weighted average basic and diluted shares outstanding    30,350,000       23,871,667

The following are DryShips Inc.'s Condensed Balance Sheets as at March 31, 2006 (unaudited) and December 31, 2005 (audited):

(Dollars in thousands)                          As at                As at
                                             March 31, 2006      Dec. 31, 2005
                                             --------------      -------------
BALANCE SHEET DATA                            Unaudited              Audited

Cash and cash equivalents                         7,891              5,184
Other current assets                             16,993             13,593
Vessels, net                                    851,687            864,733
Other non current assets                         26,161             27,049
                                                -------            -------
TOTAL ASSETS                                    902,732            910,559
                                                -------            -------

Current portion of long-term debt               107,726            107,738
Other currrent liabilities                       27,097             28,007
Long-term debt, net of currrent portion         398,684            417,615
Other non-current liabilities                       726                698
Total Liabilities                               534,233            554,058

Total Stockholders' Equity                      368,499            356,501
                                                -------            -------
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY'      902,732            910,559
                                                -------            -------

EBITDA Reconciliation

DryShips Inc. considers EBITDA to represent net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we assess our liquidity position, because it is used by our lenders as a measure of our compliance with certain loan covenants and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The following table reconciles net cash from operating activities to EBITDA:

                                      3 Months ended         3 Months ended
(Dollars in thousands)                March 31, 2006          March 31, 2005
----------------------                --------------          --------------

Net cash provided by
Operating activities                     22,879                  37,078
Net increase (decrease
in current assets                         4,352                   2,073
Net (increase) decrease
in current liabilities,
excluding current
portion of long term debt.                1,970                (17,036)
Amortization of deferred
revenue                                     354                      -
Amortization of free
lubricants                                 (28)                      -
Change in fair value
of derivatives                            1,654                      -
Net interest expense                      7,110                     976
Amortization of deferred
financing costs included
in interest expense.                       (119)                  (123)
Payments for dry-docking costs              848                      -
EBITDA                                   37,050                  22,968

Fleet List

The table below describes in detail our fleet development and current employment profile as of June 5th, 2006:

                        Year                               Current                    Redelivery
                        Built   Deadweight     Type        Employment            Earliest     Latest
Capesize
Manasota                2004      171,061    Capesize                $46,000      Sep-06      Nov-06
Alameda                 2001      170,662    Capesize                $28,000      Feb-07      Apr-07
Shibumi                 1984      166,058    Capesize         Spot - $20,000
Netadola                1993      149,475    Capesize         Spot - $29,250
Panamax
Conrad Oldendorff       2002       76,623    Panamax                 $42,000      Nov-06      Feb-07
Coronado                2000       75,706    Panamax          Spot - $16,750
Waikiki                 1995       75,473    Panamax          Spot - $15,500
Mostoles                1981       75,395    Panamax       Baumarine $11,576
Linda Oldendorff        1995       75,100    Panamax                 $43,250      Jul-06      Oct-06
Sonoma                  2001       74,786    Panamax       Baumarine $15,905
Catalina                2005       74,432    Panamax                 $18,100      Sep-06      Oct-06
Ocean Crystal           1999       73,688    Panamax                 $17,900      Jul-06      Jul-06
Padre                   2004       73,601    Panamax                 $17,800      Jul-06      Jul-06
Toro **                 1995       73,034    Panamax       Baumarine $15,739
Xanadu                  1999       72,270    Panamax                 $35,000      Jun-06      Sep-06
La Jolla                1997       72,126    Panamax          Spot - $17,500
Lacerta **              1994       71,862    Panamax       Baumarine $15,646
Panormos **             1995       71,747    Panamax       Baumarine $16,237
Paragon                 1995       71,259    Panamax                 $30,000      Aug-06      Oct-06
Iguana                  1996       70,349    Panamax                 $16,500      Jul-06      Jul-06
Daytona **              1989       69,703    Panamax       Baumarine $13,683
Lanikai **              1988       68,676    Panamax       Baumarine $13,881
Tonga **                1984       66,798    Panamax       Baumarine $11,016
Flecha                  1982       65,081    Panamax       Baumarine $11,571
Striggla **             1982       64,747    Panamax       Baumarine $12,037
Maganari***             2001       75,941    Panamax                 $29,000      Feb-07      May-07
                                                                     $18,400      Feb-08      Jul-08
Handymax
Alona                   2002       48,640    Handymax                $19,900      Sep-06      Nov-06
Matira                  1994       45,863    Handymax                $15,800      Sep-06      Nov-06
Hille Oldendorff****    2005       55,566    Handymax                $20,020      Jan-07      May-07
DRYSHIPS FLEET                  2,395,722

-------------
* Where the Redelivery column is left blank it signifies that the vessel is trading in the spot market. For those vessels where rates are quoted, the Company has calculated the estimated rates under current specific contracted voyages. The Company gives no guarantee that these rates are correct, or that the rates are sustainable beyond the duration of the current voyage. The quoted rates are not indications of future earnings and the Company gives no assurance or guarantee of future rates after the current voyage.

** Indicates vessels that are trading in the Baumarine Pool. Rates quoted refer to the vessels earnings as last reported, usually the previous month's earnings.

*** Maganari has been fixed on a direct continuation at $18,400 per day for 12 months. Earliest and latest redelivery dates are March 2007 and May 2007 respectively.

**** Hille Oldendorff is employed under a bareboat charter.


Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.' operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 DryShips, Inc.
                                 --------------
                                  (Registrant)



Dated:  June 8, 2006          By /s/ Christopher J. Thomas
                              -----------------------------
                              Christopher J. Thomas
                              Chief Financial Officer


23113.0002 #676843